Filed by AirTran Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

AirTran Holdings, Inc. Bob Fornaro Answers Questions on the Southwest Acquisition

October 6, 2010

Corporate Speakers

• Bob Fornaro	AirTran Holdings, Inc.	President, Chairman, CEO

Participants
• Lorain Kar	AirTran Holdings, Inc.	Flight Attendant
• Mark Randal Cain	AirTran Holdings, Inc.	Customer Service
• Larry Kirk	AirTran Holdings, Inc.	Customer Service
• Melissa Peters	AirTran Holdings, Inc.	Red Coat
• Emily Saul	AirTran Holdings, Inc.	First Officer/717
• Florence Stephens	AirTran Holdings, Inc.	Customer Service
• Ryan Zugel	AirTran Holdings, Inc.	Line Maintenance Supervisor
• Sheila Lawson	AirTran Holdings, Inc.	Customer Service
• Ronald Scotton	AirTran Holdings, Inc.	Customers Service Supervisor

QUESTION AND ANSWER SESSION

Lorain Kar: Hi, Bob. My name is [Lorain Kar]. And I’m a flight attendant with AirTran. And my question for you is — how many steps are going to be in the acquisition? And should the acquisition get approved, when do you think the date will be that we’ll be united with Southwest Airlines?

Bob Fornaro: Well, first and ultimately is getting approval by the shareholders and getting approval by the Department of Justice. And I think our timeline is we’re guessing March, March of 2011. The next step is to create a joint certificate, FAA certificate, and ultimately beyond that integrate the workforces.

Mark Randal Cain: Hello. My name is [Mark Randal Cain], AirTran Airways Customer Service. I would just like to ask — what does this acquisition mean for all of our crew members?

Bob Fornaro: At a minimum, nothing’s going to change at AirTran for five to six months. Obviously, the announcement has caught everybody by surprise. It’s got us all thinking about the opportunities. But no change for six months. And then I guess at least operationally, we’re not going to see much change in the ensuing months after the close.

Larry Kirk: Hi, Bob. My question is – how is this good for AirTran?

Bob Fornaro: First of all, I think really at the top is they’re one of the most admired companies in the United States, very employee focused. They treasure their culture. We believe that combining with Southwest we can get bigger. We strengthen ourselves in the Northeast. We create opportunities in the Caribbean and in Latin America and obviously even in some smaller cities that we serve. So the combined companies are stronger together.

Melissa Peters: Bob, my question for you is – are there going to be any major route changes to the schedule, such as the Caribbean?

Bob Fornaro: I don’t see many changes to our route schedule in the short term. Right now, we’re running our airlines separately. We’re going to see our normal buildup of flights to Florida during the winter. March and April are big months for us. Sometime after the close, the planning departments of the combined companies will get together and see how to leverage the opportunities this merger provides.

Emily Saul: Hey, Bob, my question is – what are the plans for the 717?

Bob Fornaro: Our 717s are under lease from Boeing for six, seven years. And we’re going to honor those obligations. So I think the 717s are going to be an important part of the combined companies. One of the things that we’ve shown at AirTran is we can run two fleets efficiently. And it’s also a great small-market airplane. Some of the new strategies we developed over the last two years have been utilizing the 717s in small markets, especially to Florida. And again, it’s been very, very successful. And the financial results are very strong.

Florence Stephens: Hello, Bob. My question is – how is this going to affect my benefits?

Bob Fornaro: Our benefits aren’t going to change. We have open enrollment coming up very shortly. And so the AirTran benefit plan is what we’re going to have for the next year. And beyond that, at some point, we’ll pick up with the Southwest benefits as we begin to merge the workforces.

Ryan Zugel: Hi, Bob, [Ryan Zugel], Line Maintenance Supervisor in Atlanta. Just wondering what’s going to happen to our seniority when the companies merge.

Bob Fornaro: Regarding integration, there’s a few words that will guide us. And that’s really fair and equitable. What we’re going to try to do is you’re going to create a fair and equitable distribution of the positions in the combined operation. Both companies will be involved and try to provide guidance. But the words fair and equitable are something that are at the forefront of what we’re trying to accomplish.

Sheila Lawson: Hi, Bob. How will AirTran keep us informed of what’s going on with the Southwest acquisition?

Bob Fornaro: We’re going to keep our crew members informed through a number of ways, certainly talks like this, the A line. We’re going to have our account hall meetings over the next couple weeks. Our officers and directors are going to be making their station visits, our crew messaging, all different combinations. As we learn things, we’re going to tell you. We also — we want you to ask as many questions as you can because we don’t have all the answers. And we want you to communicate with us. And if we don’t know something, we’re going to do our best to find out.

Ronald Scotton: Hello, Bob. My name is Scotty. My question to you is – what am I supposed to focus on today?

Bob Fornaro: I’ve told our leadership team and every person I’ve met, pilots, flight attendants, agents, whoever they are, positive attitude and great results are the way we want to enter the combination with Southwest. Right now, we’re running the best airline we’ve ever run, shows that we know what we’re doing. So I think when this combination occurs, we want to walk in with a positive attitude and a great operation integrity.

You’ve heard our announcement of the acquisition by Southwest. I think it’s a great opportunity for the crew members of AirTran Airways. And we’re a great company. And we now have access to vast financial resources. I think we’re going to become an even stronger competitor in the future. We’re going to have great opportunities and great security for all our people.

Important Information For Investors And Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. AirTran and Southwest also plan to file other documents with the SEC regarding the proposed transaction. AIRTRAN URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AirTran and Southwest, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “About AirTran” then under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415.

AirTran, Southwest and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 2, 2010. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect AirTran’s and Southwest’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AirTran’s and Southwest’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Shareholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of AirTran and Southwest and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive AirTran’s required stockholder approval or required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the significant capital commitments of AirTran and Southwest, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

AirTran cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in AirTran’s and Southwest’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning AirTran, Southwest, the proposed transaction or other matters and attributable to AirTran or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

AirTran undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.